Exhibit 99.1

For Immediate Distribution

RR Media Reports Record Full-Year Revenues of $131.2
Million for 2014; Up 8% vs. 2013

Company Sees Continued Sequential Improvement in Gross and Operating Margins;
Guidance for 14-20% Improvement in Adjusted EBITDA for 2015

Airport City Business Park, Israel – February 23, 2015 - RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast industry, announced today financial results for the fourth quarter ended December 31, 2014, and provided its outlook for 2015.

Full-Year Highlights

•	Revenues of $131.2 million, up 7.7% year-over-year despite a negative impact of approximately $1.2 million due to the Euro/Dollar exchange rate. Growth was 8.7% in constant currency.
•	Non-GAAP net income of $0.35 per share.
•	GAAP net income of $0.30 per share.
•	Board declared a cash dividend of $0.07 per share, an aggregate amount of approximately $1.2 million, representing an annual dividend yield of 3.9%.

Fourth Quarter Highlights

•	Revenues of $32.8 million, slightly better year-over-year despite a negative impact of approximately $550,000 due to the Euro/Dollar exchange rate.
•
Gross margin of 24.0%, up from 23.3% in Q4 2013 and up from 21.9% in Q3 2014 as the company fully resolved the lower utilization of satellite capacity on the company’s global network, with sequential improvements in gross margin in both the third and fourth quarters.

•	Gross margin for the core business of content management and distribution services reached 25.3%, compared to 24.7% in Q4 2013 and compared to 22.7% in Q3 2014.
•	Non-GAAP net income of $0.10 per share.
•	GAAP net income of $0.09 per share.

(In Thousands)	Q4 2014			Q4 2013
	Content Mgmt. & Distribution Services	MSS	Total	Content Mgmt. & Distribution Services	MSS	Total
Revenues	$29,913	$2,889	$32,802	$29,450	$3,027	$32,477
Gross profit	$7,559	$304	$7,863	$7,267	$313	$7,580
Gross margin	25.3%	10.5%	24.0%	24.7%	10.3%	23.3%

“This was a productive and successful year for RR Media, as we repositioned and rebranded the Company, reflecting our strategic focus on our Global Media Services Platform, which enables our growing customer base to manage any type of content for distribution through a wide range of fixed and mobile devices,” commented Avi Cohen, CEO of RR Media. “We integrated important acquisitions which rounded out our content management offering and provided us local expertise in close proximity to key media markets. Our full-year revenue growth in 2014 outpaced the industry growth rate and was within our guidance, despite continued headwinds from foreign currency exchange rates, and we successfully resolved the capacity utilization issue, returning margins to historical levels as we exit 2014 and improving our content management and distribution services margin to new highs. This enabled us to exceed consensus for our profitability for the quarter, delivering another solid year.”

“We successfully resolved the short-term capacity utilization issue, as we stated we would, as evidenced by the sequential improvement in our gross and operating margins throughout the second half of the year and the 25.3% gross margin from our core content management and distribution services revenue,” commented Shmulik Koren, RR Media’s Chief Financial Officer.

Mr. Cohen continued, “RR Media enters 2015 uniquely positioned to support the growing interest in anytime, anywhere consumption of rich digital media, with a comprehensive offering and an increasingly global reach. Our Global Media Services Platform continues to drive interest, both from existing and new customers, and we are steadily moving upstream, providing more advanced content management services for our growing base of customers. The acknowledgment by Forbes that RR Media is one of 10 companies changing the TV industry supports RR Media’s strong position in this industry, and we are in discussions with tier-one customers regarding larger and more complex projects. 2014 was a year of investments, as we rounded out our offerings, expanded our geographic presence, and solidified our infrastructure. As we look into 2015, we are focused on improving our margins and driving incremental profitability, while continuing to grow at a pace that at least matches, and probably exceeds, the industry growth rate.”

Quarterly Dividend and Share Repurchase

In accordance with the Company’s new fixed cash dividend policy, the Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share and in the aggregate amount of approximately $1.2 million, representing an annual dividend yield of 3.9%. The dividend is payable on March 25, 2015 to all of the Company's shareholders of record at the end of the trading day on NASDAQ on March 9, 2015.

In addition, as announced on October 23, 2014, the Board authorized a share repurchase program of up to $5 million of ordinary shares. At the current valuation, the board continues to believe that a share repurchase program reflects a solid opportunity to create shareholder value and demonstrate attractive returns. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. During the fourth quarter, the Company repurchased 18,517 shares for a total purchase of $146,000.

Fourth Quarter 2014 Financial Results

Revenues: Fourth quarter 2014 revenues were $32.8 million up 1.0% from $32.5 million in the fourth quarter of 2013. Content Management and Distribution Services revenue, excluding non-core revenue from MSS, was $29.9 million, up 1.6% from $29.5 million in the fourth quarter last year. Fourth quarter 2014 revenues were reduced by approximately $550,000 related to the impact of the Euro/U.S. Dollar exchange rate. Growth in Content Management and Distribution Services revenue, inclusive of the approximately $550,000 in foreign currency impact, was approximately 1.5% to $29.9 million compared to $29.5 million in the fourth quarter of 2013. Excluding the foreign currency impact, growth in Content Management and Distribution Services revenue would have been approximately 3.4%.

Gross profit: Fourth quarter 2014 gross profit and gross margin were $7.9 million and 24.0% respectively, compared to $7.6 million and 23.3%, respectively, for the fourth quarter of 2013. Content Management and Distribution Services gross margin was 25.3%, compared to 24.7% last year. As expected, the Company fully resolved the capacity utilization issue from the second quarter, and gross and operating margins returned to historical levels.

Non-GAAP operating income & operating margin, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, embedded derivatives, contingent consideration in respect of acquisition, amortization of acquisition related prepaid compensation expenses and reorganization expenses, but inclusive of foreign currency impact was $2.2 million and 6.6% respectively during the fourth quarter of 2014, compared to $2.1 million and 6.5% respectively in the fourth quarter of 2013. Sequentially, operating margins improved by 15.8% compared to the 5.7% in the third quarter of 2014.

Non-GAAP net income for the fourth quarter was $1.7 million, compared to $2.4 million in the fourth quarter of 2013. Non-GAAP net income per share on a fully diluted basis was $0.10 for the fourth quarter of 2014, compared to $0.14 in fourth quarter last year. The NIS/USD exchange rate had an approximate $370,000 impact on taxes as the company pays taxes on NIS denominated profits and not USD denominated profits, decreasing the reported GAAP and non-GAAP net income and net income per share.

GAAP net income for the fourth quarter of 2014 was $1.5 million, compared to $2.1 million in the fourth quarter of 2013. GAAP net income per share on a fully diluted basis was $0.09 for the fourth quarter of 2014 compared to $0.12 in the fourth quarter of 2013.

Adjusted EBITDA for the fourth quarter of 2014 was $4.3 million compared to $4.5 million in the fourth quarter of 2013.

Backlog to be delivered in the next 12 months remained at $86 million, unchanged from both the year-ago period and also from the end of the third quarter of 2014.

Cash, cash equivalents and marketable securities as of December 31, 2014 totaled $22.0 million compared with $24.2 million as of December 31, 2013.

Full-Year Financial Results

Revenues for the year ended December 31, 2014 were $131.2 million, up 7.7% compared to $121.8 million for the year ended December 31, 2013. Content Management and Distribution Services revenue, excluding non-core revenue from MSS, was $119.8 million, up 8.1% from $110.8 million in the prior year.

Gross profit for the year ended December 31, 2014 was $30.1 million compared to $29.5 million for the year ended December 31, 2013. Gross margin was 22.9% compared to 24.2% in the prior year.

Non-GAAP operating income, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, contingent consideration in respect of acquisition, acquisition related expenses, amortization of acquisition related prepaid compensation expenses and reorganization expenses, but inclusive of foreign currency impact and increased investment in sales and marketing, was $8.2 million compared to $9.9 million in the same period in 2013. Non-GAAP operating margin for the year was 6.2% compared to 8.1% in 2013.

GAAP operating income was $7.2 million for the year compared to $8.0 million for the year ended December 31, 2013. GAAP operating margin was 5.5% versus 6.5% in 2013.

Non-GAAP net income, inclusive of the foreign currency impact and increased sales and marketing investments, was $6.1 million compared to $8.3 million in 2013. Non-GAAP net income per share on a fully diluted basis was $0.35 compared to $0.47 in 2013.

GAAP net income was $5.2 million compared to $6.5 million in 2013. GAAP net income per share on a fully diluted basis was $0.29 compared to $0.37 in 2013.

Adjusted EBITDA, inclusive of the foreign currency impact and the capacity utilization impact in the first half of 2014, was $17.2 million, compared with $18.7 million in 2013.

Full Year 2015 Guidance

Management expects full-year 2015 total revenues to be in the range of $135.2 million to $139.2 million, representing growth of approximately 3% to 6% compared to 2014, or growth ranging from approximately equal to, to twice that, of the industry. The Company expects to improve gross and operating margins, and is targeting annual Adjusted EBITDA of $19.5 million to $20.5 million, representing 14.0% to 20% growth in Adjusted EBITDA. This outlook reflects organic growth, and does not account for any potential acquisitions.

Management continues to expect some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross, operating and EBITDA margins between quarters.

Conference Call Information

Management will host a conference call to discuss the results at 9 a.m. ET and 4 p.m. in Israel on Monday, February 23, 2015. Details are as follows:
•	Dial-in number from within the United States: 1-877-741-4239
•	Dial-in number from Israel: 1 80 925 8243
•	Dial-in number from the UK: 0 808 101 7162
•	Dial-in number (other international): 1-719-325-4942
•	Playback, available until March 2, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 5623660 for the replay.
•	A live webcast is accessible at http://public.viavid.com/index.php?id=112959.

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 650 channels and to leagues and right holders of over 100,000 hours of sports and live events yearly. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

Use of Non-GAAP Financial Measures

In addition to reporting results in accordance with generally accepted accounting principles, or GAAP, RR Media has also included in this press release non-GAAP measurements of net income, operating income, operating margin, fully diluted net income per share and adjusted EBITDA. RR Media believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition-related expenses, amortization of acquisition related prepaid compensation expenses, non-cash income (loss) reflecting changes in the fair value of currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization and amortization of acquisition related prepaid compensation expenses.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non- GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non- recurring. Moreover, because not all companies use identical measures and calculations, the presentation of non-GAAP measurements of net income, operating income, operating margin and fully diluted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using non-GAAP measures and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (non-GAAP net income, non-GAAP operating income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue and margins for 2015 or any other future periods; (ii) our expectations and ability to strengthen our offering and capabilities in order to allow us to accelerate our growth; (iii) our expectation and ability to further improve our margins over time by changing our product mix, coupled with more value-added services and better utilization of our infrastructure; (iv) our ability to continue to experience strong interest in our services, leading to new customer wins for our digital media broadcasting services and to report future successes; (v) our expectation that our backlog will materialize into revenue on the projected timeline and (vi) our ability to continue to benefit from a strong business model, featuring a notable percentage of recurring revenues, long-term contracts, high renewal rate, a multi-year backlog, and strong free cash flow. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
Hayden/ MS - IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654

RR Media Ltd.

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Twelve months ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues
Content Mgmt. & distribution services	29,913	29,450	119,750	110,757
Mobile satellite services	2,889	3,027	11,476	11,038
Total revenues	$32,802	$32,477	$131,226	$121,795

Cost of revenues
Content Mgmt. & distribution services	22,354	22,183	91,215	83,227
Mobile satellite services	2,585	2,714	9,961	9,086
Total cost of revenues	24,939	24,897	101,176	92,313

Gross profit	7,863	7,580	30,050	29,482

Operating expenses

Sales and marketing	3,671	2,577	13,329	9,517

General and administrative	1,846	3,258	9,308	12,003

Reorganization expenses	236	-	236	-

Total operating expenses	5,753	5,835	22,873	21,520

Operating income	2,110	1,745	7,177	7,962

Financial income (expenses), net	(180)	173	(541)	(153)

Income before taxes on Income	1,930	1,918	6,636	7,809

Income taxes	373	(199)	1,581	1,287

Net Income	1,557	2,117	5,055	6,522
Net Profit (loss) attributable to non-controlling interest
	46	-	(95)	-
Net income attributable to shareholders	$1,511	$2,117	$5,150	$6,522

Earnings per ordinary share attributable to shareholders

Basic earnings per share	0.09	0.12	0.30	0.38
Diluted earnings per share	0.09	0.12	0.29	0.37

Weighted average number of shares used to compute:

Basic earnings per share	17,387,477	17,346,561	17,365,608	17,346,561
Diluted earnings per share	17,706,736	17,575,251	17,671,975	17,571,188

RR Media Ltd.

Interim Condensed Consolidated Statements of Income

In thousands

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Net Income to Non-GAAP Net Income:
GAAP Net income attributable to shareholders	$1,511	$2,117	$5,150	$6,522
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	173	143	694	567
Amortization of acquisition related intangible assets	155	190	671	425
Changes in fair value of currency conversion derivatives	(130)	42	(345)	192
Acquisition related expenses	-	-	-	900
Amortization of acquisition related prepaid
compensation expenses	42	42	168	168
Income tax effect of non-GAAP adjustments	(25)	(93)	(160)	(470)
Contingent consideration in respect of acquisition	(270)	-	(270)	-
Reorganization expenses	236	-	236	-

Non-GAAP net income attributable to shareholders	$1,692	$2,441	$6,144	$8,304

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Operating Income
to Non-GAAP operating income:
Operating income	$2,110	$1,745	$7,177	$7,962
Adjustments to reconcile GAAP operating
income to non-GAAP operating income:
Non-cash equity-based compensation charge	173	143	694	567
Amortization of acquisition related intangible assets	155	190	671	425
Acquisition related expenses	-	-	-	900
Cost of sales related changes in fair value of
embedded currency conversion derivatives	(5)	(11)	(239)	(135)
Amortization of acquisition related prepaid
compensation expenses	42	42	168	168
Contingent consideration in respect of acquisition	(530)	-	(530)	-
Reorganization expenses	236	-	236	-

Non-GAAP operating income attributable to shareholders	$2,181	$2,109	$8,177	$9,887

RR Media Ltd.

Interim Condensed Consolidated Statement of Income

In thousands

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Operating Income to EBITDA:

Operating income	$2,110	$1,745	$7,177	$7,962
Adjustments to reconcile GAAP operating
income to EBITDA:
Non-cash equity-based compensation charge	173	143	694	567
Depreciation and amortization	2,294	2,597	9,675	9,281
Acquisition related expenses	-	-	-	900
Cost of sales related changes in fair value of
currency conversion derivatives	(5)	(11)	(239)	(135)
Amortization of acquisition related prepaid
compensation expenses	42	42	168	168

EBITDA	$4,614	$4,516	$17,475	$18,743

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
Reconciliation of Non-GAAP operating income to adjusted EBITDA:

Non-GAAP operating income	$2,181	$2,109	$8,177	$9,887
Adjustments to reconcile Non-GAAP operating
income to EBITDA:
Depreciation and amortization	2,139	2,407	9,004	8,856

Adjusted EBITDA	$4,320	$4,516	$17,181	$18,743

RR Media Ltd.

Interim Condensed Consolidated Statements of Income (non-GAAP results)

In thousands, except share data

	Three months ended		Twelve months ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues
Content Mgmt. & distribution services	29,913	29,450	119,750	110,757
Mobile satellite services	2,889	3,027	11,476	11,038
Total revenues	$32,802	$32,477	$131,226	$121,795

Cost of revenues
Content Mgmt. & distribution services	22,345	22,187	91,397	83,329
Mobile satellite services	2,585	2,714	9,961	9,086
Total cost of revenues	24,930	24,901	101,358	92,415

Gross profit	7,872	7,576	29,868	29,380

Operating expenses

Sales and marketing	3,454	2,324	12,416	8,843

General and administrative	2,237	3,143	9,275	10,650

Total operating expenses	5,691	5,467	21,691	19,493

Operating income	2,181	2,109	8,177	9,887

Financial income (expenses), net	(45)	226	(387)	174

Income before taxes on income	2,136	2,335	7,790	10,061

Income taxes	398	(106)	1,741	1,757

Net income	$1,738	$2,441	$6,049	$8,304

Net Profit (loss) attributable to non-controlling interest	46	-	(95)	-

Net income attributable to shareholders	$1,692	$2,441	$6,144	$8,304

Earnings per ordinary share attributable to shareholders

Basic earnings per share	0.10	0.14	0.35	0.48
Diluted earnings per share	0.10	0.14	0.35	0.47

Weighted average number of shares used to compute:

Basic earnings per share	17,387,477	17,346,561	17,365,608	17,346,561
Diluted earnings per share	17,706,736	17,575,251	17,671,975	17,571,188

RR Media Ltd.

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	December 31	December 31
	2014	2013
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$13,001	$14,165
Marketable securities and short term investments	8,970	9,998
Accounts receivable (net of provision for doubtful accounts of $5,323 and $6,938 as of December 31, 2014
and December 31, 2013, respectively)	23,457	20,731
Other receivable	2,343	2,163
Deferred taxes	2,038	2,095
Prepaid expenses	2,839	2,868

Total current assets	52,648	52,020

Long-term assets
Long-term prepaid expenses	3,156	3,045
Long-term land lease prepaid expenses	7,380	7,469
Assets held for employee severance payments	1,892	2,120
Fixed assets, net	45,669	46,444
Goodwill	11,286	11,277
Intangible assets, at cost, less accumulated amortization	5,528	6,203

Total long-term assets	74,911	76,558

Total assets	$127,559	$128,578

RR Media Ltd.

Interim Condensed Consolidated Balance Sheets (cont’d)

	December 31	December 31
	2014	2013
	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$18,414	$17,181
Other	5,482	4,815
Deferred income	4,867	6,037

Total current liabilities	28,763	28,033

Long-term liabilities
Deferred income	7,714	9,076
Liability in respect of employee severance payments and others	2,993	2,854
Contingent consideration in respect of acquisition	3,550	3,820
Deferred taxes	3,702	4,312

Total long-term liabilities	17,959	20,062

Total liabilities	46,722	48,095

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000
authorized as of December 31, 2014 and December 31,
2013, 17,392,072 shares issued and fully paid as of
December 31, 2014 and 17,346,561 shares issued and fully paid as of December 31, 2013)	40	40
Treasury Stock	(146)	-
Additional paid in capital	54,572	53,879
Retained earnings	27,400	25,723
Accumulated other comprehensive gain	(934)	841
Total shareholders’ equity	$80,932	$80,483

Non-controlling interest	(95)	-

Total equity	$80,837	$80,483

Total liabilities and equity	$127,559	$128,578

RR Media Ltd.

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
Net income	$1,557	$2,117	$5,055	$6,522

Adjustments required to reconcile net income to net cash provided by operating activities	2,527	1,722	11,449	9,979
Changes in assets and liabilities	(1,376)	4,272	(6,011)	4,800

Net cash provided by operating activities	2,708	8,111	10,493	21,301

Investment in fixed assets	(2,183)	(2,908)	(8,389)	(10,904)

Other investing activities	289	(1,012)	1,261	(3,444)
Cash flows from investing activities	(1,894)	(3,920)	(7,128)	(14,348)

Purchase of treasury stock	(146)	-	(146)	-
Dividends Paid	(1,218)	(520)	(3,473)	(5,030)
Cash flows from financing activities	(1,364)	(520)	(3,619)	(5,030)

Translation adjustment on cash and cash equivalents	(782)	68	(910)	109

Increase (decrease) in cash and cash Equivalents	(1,332)	3,739	(1,164)	2,032

Balance of cash and cash equivalents at beginning of period	14,333	10,426	14,165	12,133

Balance of cash and cash equivalents at end of period	13,001	14,165	13,001	14,165